UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sorrento Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

YU Fan

c/o ABG Management Ltd.

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202

1	Names of Reporting Persons ABG II-SO Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,310,588 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,310,588 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,588 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 1.6%**
14	Type of Reporting Person (See Instructions) CO

*	Includes 1,310,588 shares of Common Stock held by ABG II-SO Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited and the warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, all of which are exercisable within 60 days of this Schedule 13D (collectively, the “warrants”).

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge Group Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,310,588 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,310,588 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,588 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 1.6%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 1,310,588 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge LB Healthcare Master Fund Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,760,961 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,760,961 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,961 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.1%**
14	Type of Reporting Person (See Instructions) CO

*	Includes 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge LB Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,760,961 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,760,961 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,961 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.1%**
14	Type of Reporting Person (See Instructions) CO

*

Includes 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons LI Bin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,760,961 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,760,961 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,961 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.1%**
14	Type of Reporting Person (See Instructions) IN

*

Includes 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited. Mr. LI Bin is a shareholder and director of Ally Bridge LB Management Limited. Mr. LI Bin may be deemed to have voting control and investment discretion over the securities held by Ally Bridge LB Healthcare Master Fund Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons ABG SRNE Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 4,014,731 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 4,014,731 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,014,731 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 4.8%**
14	Type of Reporting Person (See Instructions) CO

*	Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons ABG Innovation-SO Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 1,408,027 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 1,408,027 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,408,027 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 1.7%**
14	Type of Reporting Person (See Instructions) CO

*	Includes 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons Ally Bridge Group Innovation Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,422,758 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,422,758 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,758 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 6.4%**
14	Type of Reporting Person (See Instructions) PN

*

Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, and 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 6,733,346 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 6,733,346 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,733,346 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 8.0%**
14	Type of Reporting Person (See Instructions) CO

*

Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited, and 1,310,588 shares of Common Stock held by ABG II-SO Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P. and Ally Bridge Group Capital Partners II, L.P.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

CUSIP No. 83587F202

1	Names of Reporting Persons YU Fan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 8,494,307 shares of Common Stock *
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 8,494,307 shares of Common Stock *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,494,307 shares of Common Stock *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 10.1%**
14	Type of Reporting Person (See Instructions) IN

*

Includes 3,041,759 shares of Common Stock and warrants to purchase 972,972 shares of Common Stock held by ABG SRNE Limited, 1,408,027 shares of Common Stock held by ABG Innovation-SO Limited, 1,310,588 shares of Common Stock held by ABG II-SO Limited, and 1,328,529 shares of Common Stock and warrants to purchase 432,432 shares of Common Stock held by Ally Bridge LB Healthcare Master Fund Limited. Ally Bridge Group Innovation Capital Partners III, L.P. is the owner of the sole voting shares of ABG SRNE Limited and ABG Innovation-SO Limited. Ally Bridge Group Capital Partners II, L.P. holds the sole voting share of ABG II-SO Limited. ABG Management Ltd. is the manager of Ally Bridge Group Innovation Capital Partners III, L.P. and Ally Bridge Group Capital Partners II, L.P. Ally Bridge LB Management Limited is the manager of Ally Bridge LB Healthcare Master Fund Limited. Mr. YU Fan is the sole shareholder and director of ABG Management Ltd. and a shareholder and director of Ally Bridge LB Management Limited. Mr. YU Fan may be deemed to have voting control and investment discretion over the securities held by ABG SRNE Limited, ABG Innovation-SO Limited, ABG II-SO Limited and Ally Bridge LB Healthcare Master Fund Limited.

**

Based on 83,103,567 shares of Common Stock outstanding as of January 21, 2018, as reported in Sorrento Therapeutics, Inc.’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, and assumes the exercise of the warrants.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on July 10, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by ABG II-SO Limited, Ally Bridge Group Capital Partners II, L.P., Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited, ABG SRNE Limited, Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd., ABG Innovation-SO Limited, Mr. YU Fan and Mr. LI Bin (collectively, the “Reporting Persons”), with respect to the shares of Common Stock, par value $0.0001 per share, of Sorrento Therapeutics, Inc.

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates paragraph (b) of Item 2 of the Original Schedule 13D in its entirely as set forth below:

(b)           The principal business address of each of ABG II-SO Limited, Ally Bridge Group Capital Partners II, L.P., ABG SRNE Limited, Ally Bridge Group Innovation Capital Partners III, L.P., ABG Management Ltd., ABG Innovation-SO Limited and  Mr. YU Fan is c/o ABG Management Ltd., Unit 3002-3004, 30th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong; the principal business address of each of Ally Bridge LB Healthcare Master Fund Limited, Ally Bridge LB Management Limited and Mr. LI Bin is Unit 1602, 16/F, Wheelock House, Central, Hong Kong.

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following information:

“From January 29, 2018 to February 7, 2018, ABG II-SO Limited, ABG SRNE Limited, ABG Innovation-SO Limited and Ally Bridge LB Healthcare Master Fund Limited sold, respectively, 87,265, 201,483, 91,973 and 662,912 shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D in their entirely as set forth below:

(a), (b)    Based upon the Issuer’s most recent Schedule 13D, as filed with the Securities and Exchange Commission on January 25, 2018, there were 83,103,567 shares of Common Stock issued and outstanding as of January 21, 2018.

Based on the foregoing, as of February 7, 2018, the 8,494,307 shares of Common Stock (which includes warrants to purchase 1,405,404 shares of Common Stock, all of which are exercisable within 60 days of this Schedule 13D) collectively beneficially owned by the Reporting Persons represent approximately 10.1% of the shares of Common Stock issued and outstanding.

(c) Exhibit 99.3, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Common Stock that were effected in the past 60 days by the Reporting Persons. Except as set forth in Exhibit 99.3 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

Item 7. Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding a reference to the following exhibit:

Exhibit 99.3 Trading data.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 8, 2018.

ABG II-SO Limited

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

Ally Bridge Group Capital Partners II, L.P.
acting by its manager ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

Ally Bridge LB Healthcare Master Fund Limited

By:	/s/ LI Bin
Name: LI Bin
Title: Director

Ally Bridge LB Management Limited

By:	/s/ YU Fan
Name: YU Fan
Title: Director

Li Bin

/s/ LI Bin

ABG SRNE Limited

By:	/s/ YEH Shan Ju
Name: YEH Shan Ju
Title: Director

ABG Innovation-SO Limited

By:	/s/ LAW Thin Ken
Name: LAW Thin Ken
Title: Director

Ally Bridge Group Innovation Capital Partners III, L.P.
acting by its manager ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

ABG Management Ltd.

By:	/s/ YU Fan
Name: YU Fan
Title: Director

Yu Fan

/s/ YU Fan

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.*

Exhibit 99.2	Securities Purchase Agreement.*

Exhibit 99.3	Trading Data.

* Previously Filed.